QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 001-39240

GFL Environmental Inc.
(Translation of registrant's name into English)

100 New Park Place, Suite 500
Vaughan, Ontario, Canada L4K 0H9
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                    Form  40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 EXHIBIT INDEX

        Exhibits 99.1 and 99.2 to this report of a Foreign Private Issuer on Form 6-K are deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Exhibit Number	Description
99.1	Consolidated Interim Financial Statements as at and for the Three Month Period Ended March 31, 2020
99.2	Management's Discussion and Analysis of Financial Condition and Results of Operations for Three Month Period Ended March 31, 2020
99.3	Certification of Chief Executive Officer
99.4	Certification of Chief Financial Officer

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GFL Environmental Inc.
By:	/s/ Mindy Gilbert
Name:	Mindy Gilbert
Title:	Executive Vice President and General Counsel

Date: May 12, 2020

QuickLinks

EXHIBIT INDEX
SIGNATURES